Exhibit 99.1

Points Provides Business and Financial Update

Toronto, Canada – December 22, 2014 – Points (TSX: PTS; NASDAQ: PCOM), the global leader in loyalty currency management, announced today that it has updated its business outlook as well as provided additional details regarding the acquisition of assets of Crew Marketing International, Inc.

Partner activity

"Points’ core business remains strong, we continue to execute against our global pipeline, and our outlook remains optimistic," said Rob MacLean, Chief Executive Officer of Points. "Given recent announcements, since the start of 2014, we have announced or launched over 40 products and added 9 new partners to our Loyalty Commerce Platform."

“Further, we remain in discussions with several potential new partners, and a number of those discussions are presently in advanced stages. While we cannot give assurances on the fruition of these discussions, based on our experience and assessment, these potential new partners could be material contributors to our financial performance in 2015."

"Overall, we are very pleased with our Partner developments in 2014. Nevertheless, we do anticipate market consolidation in 2015 to change the mix of products and partners that drive our economics. The previously announced consolidation of the US Airways Dividend Miles and American Airline’s AAdvantage programs, in particular, will likely lead to these programs representing a smaller portion of our future business. While discussions are ongoing, we anticipate restructuring elements of the relationship through 2015. We do expect, however, that Points will maintain a robust relationship with AAdvantage, and that we will continue to leverage our Loyalty Commerce Platform to provide future innovation for the program.”

Acquisition of Crew Marketing

In addition, and in conjunction with todays’ announcement earlier today regarding Points agreement with United Airlines MileagePlus, Points has provided further details on its acquisition of substantially all of the assets of Crew Marketing, a long-time United Airlines MileagePlus technology vendor.

Pursuant to the purchase agreement for the acquisition, Points paid $14.75 million in cash and issued 238,393 common shares in consideration for the purchased assets. The common shares, which represent approximately 1.6% of Points' issued and outstanding common shares, were issued into escrow and will be released to Crew Marketing in 18 months’ time, subject to typical indemnities to the benefit of Points. The transaction closed on December 22, 2014.

“The acquisition of Crew Marketing represents a positive development in Points’ growth strategy,” said MacLean. “We look forward to leveraging Crew’s unique technologies and commercial applications to power additional loyalty commerce solutions for the MileagePlus program.”

Updated 2014 Guidance and Outlook

“Points has had a strong year and we continue to anticipate solid growth for full year 2014. However, revenue and transactional activity during the fourth quarter has been adversely impacted by continued

softness in Europe as well as reduced promotional activity among certain partners as they align consumer activity with the associated industry consolidation. As a result, we currently expect 2014 revenues and Adjusted EBITDA1 to be at the lower end of our guidance range for the year,” added MacLean.

With the partnerships and products added throughout 2014, and the anticipated change in mix of certain partner contributions, management currently expects that it will continue to see growth in revenue, gross margin2 and Adjusted EBITDA in 2015. The Company will provide final results for the fourth quarter and full year 2014, as well as provide formal guidance for the full year 2015, in its fourth quarter 2014 earnings release in early March.

Mr. MacLean concluded, “With today’s business update, we continue to believe that our addressable market is $2.5 - $3.5 billion, providing significant opportunity for Points to grow well into the future. Continuing to add new partners, enhancing relationships with existing partners, and driving further innovation and engagement throughout the broader loyalty industry are expected to provide solid revenue upside and be core drivers of our future growth.”

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points’ unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world’s largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2014 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com

1 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which Points believes to be the most directly comparable IFRS measure.
2 Gross margin is defined as total revenues less the direct cost of principal revenues. Gross margin is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by Points after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include, among other things, our guidance for 2014 with respect to revenue growth and Adjusted EBITDA expectations and our expectations for growth in revenue, gross margin and Adjusted EBITDA in 2015. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:

Addo Communications
Laura Bainbridge, Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400